GMAC RFC

Distribution Information	**Deal Information**

Distribution Information

1. Distribution Summary

2. Factor Summary

3. Components Information *(Not Applicable)*

4. Interest Summary

5. Other Income Detail *(Not Applicable)*

6. Interest Shortfalls, Compensation and Expenses

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

8. Collateral Summary

9. Repurchase Information

10. Loan Status Report (Delinquencies)

11. Deal Delinquencies (30 Day Buckets)

12. Loss Mitigation and Servicing Modifications

13. Losses and Recoveries

14. Credit Enhancement Report

15. Distribution Percentages

16. Overcollateralization Summary

17. Excess Cash Flow, Overcollateralization
    Provisions and Derivative Amounts

18. Performance Tests

19. Lender Paid Mortgage Insurance *(Not Applicable)*

20. Comments

Deal Information

Deal Name:	Residential Accredit Loans Inc, 2006-QO3
Asset Type:	Mortgage Asset-Backed Pass-Through Certificates
Closing Date:	03/30/2006
First Distribution Date:	04/25/2006
Determination Date:	04/21/2006
Distribution Date:	04/25/2006
Record Date:	
Book-Entry:	04/24/2006
Definitive:	03/31/2006
Trustee:	Deutsche Bank Trust Company Americas
Main Telephone:	714-247-6000
GMAC-RFC	
Bond Administrator:	Rona Hsu
Telephone:	818-260-1508
Pool(s) :	40313

GMAC RFC

Statement to Certificateholder

Residential Accredit Loans Inc, 2006-QO3

April 25, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional/ Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)		(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	761118WP9	359,391,000.00	359,391,000.00	4.50137865	790,815.31	1,306,236.54	2,097,051.85	0.00	0.00	0.00	358,600,184.69
A-2	761118WQ7	149,747,000.00	149,747,000.00	4.50137865	329,508.03	549,675.48	879,183.51	0.00	0.00	0.00	149,417,491.97
A-3	761118WR5	89,848,000.00	89,848,000.00	4.50137865	197,704.38	334,346.87	532,051.25	0.00	0.00	0.00	89,650,295.62
M-1	761118WS3	16,576,000.00	16,576,000.00	4.50137865	0.00	62,760.88	62,760.88	0.00	0.00	0.00	16,576,000.00
M-2	761118WT1	8,450,000.00	8,450,000.00	4.50137865	0.00	32,054.84	32,054.84	0.00	0.00	0.00	8,450,000.00
M-3	761118WU8	3,250,000.00	3,250,000.00	4.50137865	0.00	12,422.67	12,422.67	0.00	0.00	0.00	3,250,000.00
M-4	761118WV6	3,250,000.00	3,250,000.00	4.50137865	0.00	13,009.48	13,009.48	0.00	0.00	0.00	3,250,000.00
M-5	761118WW4	3,250,000.00	3,250,000.00	4.50137865	0.00	13,150.31	13,150.31	0.00	0.00	0.00	3,250,000.00
M-6	761118WX2	3,250,000.00	3,250,000.00	4.50137865	0.00	13,502.40	13,502.40	0.00	0.00	0.00	3,250,000.00
M-7	761118WY0	4,550,000.00	4,550,000.00	4.50137865	0.00	20,776.44	20,776.44	0.00	0.00	0.00	4,550,000.00
M-8	761118WZ7	3,250,000.00	3,250,000.00	4.50137865	0.00	14,840.31	14,840.31	0.00	0.00	0.00	3,250,000.00
SB	761118XA1	5,200,926.42	5,200,926.42	0.00000000	1.01	31,332.00	31,333.01	822.00	0.00	0.00	5,200,103.41
R-I	761118XB9	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	761118XC7	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**650,012,926.42**	**650,012,926.42**		**1,318,028.73**	**2,404,108.22**	**3,722,136.95**	**822.00**	**0.00**	**0.00**	**648,694,075.69**

Prepayment charges = $31,332.00

Residential Accredit Loans Inc, 2006-QO3

April 25, 2006

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	761118WP9	1,000.00000000	2.20043159	3.63458334	5.83501493	0.00000000	0.00000000	997.79956841
A-2	761118WQ7	1,000.00000000	2.20043159	3.67069444	5.87112603	0.00000000	0.00000000	997.79956841
A-3	761118WR5	1,000.00000000	2.20043162	3.72125000	5.92168162	0.00000000	0.00000000	997.79956838
M-1	761118WS3	1,000.00000000	0.00000000	3.78625000	3.78625000	0.00000000	0.00000000	1,000.00000000
M-2	761118WT1	1,000.00000000	0.00000000	3.79347219	3.79347219	0.00000000	0.00000000	1,000.00000000
M-3	761118WU8	1,000.00000000	0.00000000	3.82236000	3.82236000	0.00000000	0.00000000	1,000.00000000
M-4	761118WV6	1,000.00000000	0.00000000	4.00291692	4.00291692	0.00000000	0.00000000	1,000.00000000
M-5	761118WW4	1,000.00000000	0.00000000	4.04624923	4.04624923	0.00000000	0.00000000	1,000.00000000
M-6	761118WX2	1,000.00000000	0.00000000	4.15458462	4.15458462	0.00000000	0.00000000	1,000.00000000
M-7	761118WY0	1,000.00000000	0.00000000	4.56625055	4.56625055	0.00000000	0.00000000	1,000.00000000
M-8	761118WZ7	1,000.00000000	0.00000000	4.56624923	4.56624923	0.00000000	0.00000000	1,000.00000000
SB [1]	761118XA1							
R-I	761118XB9	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	761118XC7	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	99.79710392%

Residential Accredit Loans Inc, 2006-QO3

April 25, 2006

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	03/30/2006	04/24/2006	Actual/360	359,391,000.00	4.50137865	1,306,236.54	0.00	0.00	0.00	0.00	1,306,236.54	0.00
A-2	03/30/2006	04/24/2006	Actual/360	149,747,000.00	4.50137865	549,675.48	0.00	0.00	0.00	0.00	549,675.48	0.00
A-3	03/30/2006	04/24/2006	Actual/360	89,848,000.00	4.50137865	334,346.87	0.00	0.00	0.00	0.00	334,346.87	0.00
M-1	03/30/2006	04/24/2006	Actual/360	16,576,000.00	4.50137865	62,760.88	0.00	0.00	0.00	0.00	62,760.88	0.00
M-2	03/30/2006	04/24/2006	Actual/360	8,450,000.00	4.50137865	32,054.84	0.00	0.00	0.00	0.00	32,054.84	0.00
M-3	03/30/2006	04/24/2006	Actual/360	3,250,000.00	4.50137865	12,422.67	0.00	0.00	0.00	0.00	12,422.67	0.00
M-4	03/30/2006	04/24/2006	Actual/360	3,250,000.00	4.50137865	13,009.48	0.00	0.00	0.00	0.00	13,009.48	0.00
M-5	03/30/2006	04/24/2006	Actual/360	3,250,000.00	4.50137865	13,150.31	0.00	0.00	0.00	0.00	13,150.31	0.00
M-6	03/30/2006	04/24/2006	Actual/360	3,250,000.00	4.50137865	13,502.40	0.00	0.00	0.00	0.00	13,502.40	0.00
M-7	03/30/2006	04/24/2006	Actual/360	4,550,000.00	4.50137865	20,776.44	0.00	0.00	0.00	0.00	20,776.44	0.00
M-8	03/30/2006	04/24/2006	Actual/360	3,250,000.00	4.50137865	14,840.31	0.00	0.00	0.00	0.00	14,840.31	0.00
SB	03/01/2006	03/31/2006	Actual/360	5,200,926.42	0.00000000	0.00	0.00	0.00	0.00	31,332.00	31,332.00	0.00
Deal Totals				**650,012,926.42**		**2,372,776.22**	**0.00**	**0.00**	**0.00**	**31,332.00**	**2,404,108.22**	**0.00**

Current Index Rates

Index Type	Rate	Classes
BTLIB TEL 25 -2BD	4.81813000	A-1, A-2, A-3, M-2, M-4, M-6, M-8, M-7, M-5, M-3, M-1

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non-Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	**530.40**	**530.40**	**0.00**	**0**	**0.00**	**203,112.47**	**27,067.88**	**23,585.62**	**0.00**	**0.00**	**0.00**

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

(B) Basis Risk/Net WAC Shortfall Amounts

Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
(1)	(2)	(3)	(4)	(5)
137,857.95	0.00	0.00	137,857.95	0.00
62,848.63	0.00	0.00	62,848.63	0.00
42,251.41	0.00	0.00	42,251.41	0.00
8,872.38	0.00	0.00	8,872.38	0.00
4,583.93	0.00	0.00	4,583.93	0.00
1,856.94	0.00	0.00	1,856.94	0.00
2,443.74	0.00	0.00	2,443.74	0.00
2,584.58	0.00	0.00	2,584.58	0.00
2,936.66	0.00	0.00	2,936.66	0.00
5,984.41	0.00	0.00	5,984.41	0.00
4,274.58	0.00	0.00	4,274.58	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
276,495.21	**0.00**	**0.00**	**276,495.21**	**0.00**

Net deferred interest = $0.00

8. Collateral Summary

A. Loan Count and Balances

	Original Loan Count/ Scheduled Principal Balance		Beginning Loan Count/ Scheduled Principal Balance		Curtailments		Payoffs		Total Repurchases		Principal Portion of Losses		Ending Loan Count/ Scheduled Principal Balance	
	Count	Balance	Count	Balance	Count	Amount	Count	Amount	Count	Amount	Count	Amount	Count	Balance
Deal Totals	1,897	650,012,926.42	1,897	650,012,926.42	301	138,044.26	4	1,074,146.39	1	352,157.46	0	0.00	1,892	648,694,075.70

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	4.32619483	7.15675664	387.60	372.81	3.90119483	6.73175664	3.90119483	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	2.85%				2.85%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	Count	0	0	0	1	1
	Scheduled Balance	0.00	0.00	0.00	352,157.46	352,157.46

Residential Accredit Loans Inc, 2006-QO3

April 25, 2006

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,870	640,852,734.28	0	0.00	0	0.00	0	0.00	0.00	1,870	640,852,734.28
30 days	22	7,841,341.42	0	0.00	0	0.00	0	0.00	0.00	22	7,841,341.42
60 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
90 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
120 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
150 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	**1,892**	**648,694,075.70**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0.00**	**1,892**	**648,694,075.70**
Current	98.84%	98.79%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	98.84%	98.79%
30 days	1.16%	1.21%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.16%	1.21%
60 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
90 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
120 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
150 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	**100.00%**	**100.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

11. Delinquency Data

	Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance		Totals Count / % Count	Totals Balance / % Balance
1 Month	22 / 1.16%	7,841,341.42 / 1.21%	13 Months	0 / 0.00%	0.00 / 0.00%	25 Months	0 / 0.00%	0.00 / 0.00%	37 Months	0 / 0.00%	0.00 / 0.00%	49 Months	0 / 0.00%	0.00 / 0.00%
2 Months	0 / 0.00%	0.00 / 0.00%	14 Months	0 / 0.00%	0.00 / 0.00%	26 Months	0 / 0.00%	0.00 / 0.00%	38 Months	0 / 0.00%	0.00 / 0.00%	50 Months	0 / 0.00%	0.00 / 0.00%
3 Months	0 / 0.00%	0.00 / 0.00%	15 Months	0 / 0.00%	0.00 / 0.00%	27 Months	0 / 0.00%	0.00 / 0.00%	39 Months	0 / 0.00%	0.00 / 0.00%	51 Months	0 / 0.00%	0.00 / 0.00%
4 Months	0 / 0.00%	0.00 / 0.00%	16 Months	0 / 0.00%	0.00 / 0.00%	28 Months	0 / 0.00%	0.00 / 0.00%	40 Months	0 / 0.00%	0.00 / 0.00%	52 Months	0 / 0.00%	0.00 / 0.00%
5 Months	0 / 0.00%	0.00 / 0.00%	17 Months	0 / 0.00%	0.00 / 0.00%	29 Months	0 / 0.00%	0.00 / 0.00%	41 Months	0 / 0.00%	0.00 / 0.00%	53 Months	0 / 0.00%	0.00 / 0.00%
6 Months	0 / 0.00%	0.00 / 0.00%	18 Months	0 / 0.00%	0.00 / 0.00%	30 Months	0 / 0.00%	0.00 / 0.00%	42 Months	0 / 0.00%	0.00 / 0.00%	54 Months	0 / 0.00%	0.00 / 0.00%
7 Months	0 / 0.00%	0.00 / 0.00%	19 Months	0 / 0.00%	0.00 / 0.00%	31 Months	0 / 0.00%	0.00 / 0.00%	43 Months	0 / 0.00%	0.00 / 0.00%	55 Months	0 / 0.00%	0.00 / 0.00%
8 Months	0 / 0.00%	0.00 / 0.00%	20 Months	0 / 0.00%	0.00 / 0.00%	32 Months	0 / 0.00%	0.00 / 0.00%	44 Months	0 / 0.00%	0.00 / 0.00%	56 Months	0 / 0.00%	0.00 / 0.00%
9 Months	0 / 0.00%	0.00 / 0.00%	21 Months	0 / 0.00%	0.00 / 0.00%	33 Months	0 / 0.00%	0.00 / 0.00%	45 Months	0 / 0.00%	0.00 / 0.00%	57 Months	0 / 0.00%	0.00 / 0.00%
10 Months	0 / 0.00%	0.00 / 0.00%	22 Months	0 / 0.00%	0.00 / 0.00%	34 Months	0 / 0.00%	0.00 / 0.00%	46 Months	0 / 0.00%	0.00 / 0.00%	58 Months	0 / 0.00%	0.00 / 0.00%
11 Months	0 / 0.00%	0.00 / 0.00%	23 Months	0 / 0.00%	0.00 / 0.00%	35 Months	0 / 0.00%	0.00 / 0.00%	47 Months	0 / 0.00%	0.00 / 0.00%	59 Months	0 / 0.00%	0.00 / 0.00%
12 Months	0 / 0.00%	0.00 / 0.00%	24 Months	0 / 0.00%	0.00 / 0.00%	36 Months	0 / 0.00%	0.00 / 0.00%	48 Months	0 / 0.00%	0.00 / 0.00%	60+ Months	0 / 0.00%	0.00 / 0.00%

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
	Modification Type	Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
		Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
	Monthly Default Rate	0.00%				0.00 %
	Constant Default Rate	0.00%				0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

14. Credit Enhancement Report

Reserve Accounts				DEPOSITS		WITHDRAWALS		Ending Balance
Description	Source	Beginning Balance		Investment Earnings	Other Deposits	Draws	Releases	
Basis Risk Shortfall Reserve	Goldman Sachs & Company	258,765.00		0.00	0.00	258,765.00	0.00	0.00

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%		92.14985974%	0.00000000%

	Ending Percentage
M-1	2.55528771%
M-2	1.30261711%
M-3	0.50100658%
M-4	0.50100658%
M-5	0.50100658%
M-6	0.50100658%
M-7	0.70140921%
M-8	0.50100658%
Class M Total:	7.06434693%
SB	0.80162647%
R-I	0.00000000%
R-II	0.00000000%
Class B Total:	0.80162647%

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	0.00	5,200,926.42	(823.01)	5,200,103.41	5,200,103.41

17. Excess Cashflow, Overcollateralization and Derivative Amounts

Excess Cashflow and Derivative Summary	
(1) Scheduled Unmodified Net Interest	2,113,189.22
(2) Interest Losses	0.00
(3) Subsequent Recoveries	0.00
(4) Interest Adjustment Amount	0.00
(5) Certificate Interest Amount	2,096,281.03
(6) OC Reduction Amount	823.01
(7) Excess Cashflow Prior to OC Provisions	17,731.20

Overcollateralization and Derivative Amounts	
Excess Cashflow Prior to OC Provisions	17,731.20
(1) Unreimbursed Principal Portion of Realized Losses	0.00
(2) Principal Portion of Realized Losses	0.00
(3) Overcollateralization Increase	0.00
(4) Prepayment Interest Shortfall	0.00
(5) Unpaid PPIS With Accrued Interest	0.00
(6) Basis Risk Shortfall Carry-Forward Amount	17,730.19
(7) Relief Act Shortfall	0.00
(8) Unreimbursed Realized Losses	0.00
(9) To Class SB Certificates	1.01

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
After StepDown Date and Senior Enh Percent >= Target Percent	False
Sixty-Plus Delinquency Percentage >= Target %	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss % >= Scheduled Loss %	
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Trigger Event is in effect	False
Stepdown Date and Trigger Event in effect	
Trigger Event is in effect on or after StepDown Date	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans Inc., 2006-QO3
April 25, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	3,458,577.42
Prepayment Premium	31,332.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	259,295.40
Total Deposits	3,749,204.82

Uses of Funds	Amount
Transfer to Certificate Account	3,722,136.94
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	27,067.88
Derivative Payment	N/A
Total Withdrawals	3,749,204.82
Ending Balance	0.00